UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Foamix Pharmaceuticals Ltd.
(Name of Issuer)
Ordinary Shares, NIS 0.16 par value per share
(Title of Class of Securities)
M46135105
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M46135105

1	Names of Reporting Persons Rosa Alba Commerce & Investments Ltd. (1)
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 300,938 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 300,938 (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,309 (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.9(3)
12	Type of Reporting Person (See Instructions) CO

(1)
The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(2)
Rosa Alba Commerce & Investments Ltd. ("Rosa Alba") is an Israeli company owned and controlled by Mr. Chaim Chizic, a former director of the issuer, and his wife, Mrs. Dalia Chizic, in equal parts. Rosa Alba owns 300,938 ordinary shares of the issuer and Mr. and Mrs. Chizic jointly own 824,871 ordinary shares of the issuer, of which 266,412 ordinary shares are issuable upon exercise of warrants at a price of $5.04 per share. In addition, Mr. Chaim Chizic has 71,500 options granted to him for his services as a director, at an exercise price of $1.92 per share.

(3)	Based on 30,639,134 ordinary shares outstanding as of December 31, 2015.

CUSIP No. M46135105

1	Names of Reporting Persons Chaim Chizic*
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 71,500**
	6	Shared Voting Power 1,125,809**
	7	Sole Dispositive Power 71,500**
	8	Shared Dispositive Power 1,125,809**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,309
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.9%***
12	Type of Reporting Person (See Instructions) IN

* The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
** Mr. and Mrs. Chizic jointly own 824,871 ordinary shares of the issuer, of which 266,412 shares are issuable upon exercise of warrants at a price of $5.04 per share. In addition, Mr. Chaim Chizic has 71,500 options granted to him for his services as a director, at an exercise price of $1.92 per share.
*** Based on 30,639,134 ordinary shares outstanding as of December 31, 2015.

Item 1.

(a)           Name of Issuer: Foamix Pharmaceuticals Ltd.

(b)           Address of Issuer’s Principal Executive Offices: 2 Holzman Street, Weizmann Science Park, Rehovot, Israel

Item 2.

(a)	Name of Person Filing: Rosa Alba Commerce and Investments Ltd.

(b)	Address of Principal Business Office or, if None, Residence: 1 Jabotinsky St., Maccabi Bldg. POB 91, Ramat-Gan 5252005, Israel, c/o Chaim Chizic.

(c)	Citizenship: Israel

(d)	Title and Class of Securities: Ordinary Shares, NIS 0.16 par value each

(e)	CUSIP No.: M46135105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

                (a)    Amount Beneficially Owned: 1,197,309*

                (b)    Percent of Class: 3.9%**

(c)    Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote: 1,197,309*

(ii)     Shared power to vote or to direct the vote:

(iii)           Sole power to dispose or to direct the disposition of: 1,197,309*

(iv)            Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N.A.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N.A.

Item 8.	Identification and classification of members of the group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the information set forth in this statement is true, complete and correct.

* Rosa Alba Commerce & Investments Ltd. ("Rosa Alba") is an Israeli company owned and controlled by Mr. Chaim Chizic, a former director of the issuer, and his wife, Mrs. Dalia Chizic, in equal parts. Rosa Alba owns 300,938 ordinary shares of the issuer and Mr. and Mrs. Chizic jointly own 824,871 shares of the issuer, of which 266,412 shares are issuable upon exercise of warrants at a price of $5.04 per share. In addition, Mr. Chaim Chizic has 71,500 options granted to him for his services as a director, at an exercise price of $1.92 per share.

** Based on 30,639,134 ordinary shares outstanding as of December 31, 2015.

SIGNATURES

/s/ Chaim Chizic Date: February 15, 2016 Name: Chaim Chizic	/s/ Chaim Chizic Rosa Alba Commerce and Investments Ltd. Date: February 15, 2016 Name: Chaim Chizic Title: Managing Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).